Exhibit B

[LOGO OF NEXELL]	Nexell Therapeutics Inc. 9 Parker Irvine, California 92618 1605 t.949 470 9011 f.949 770 3291 www.nexellinc.com

December 3, 2002

To:	The Holders of the Warrants (the “Warrants”) issued Pursuant to a Warrant Agreement dated as of June 17, 1996 between Nexell Therapeutics Inc. (f/k/a VIMRx Pharmaceuticals Inc.) and American Stock Transfer & Trust Company (the “Warrant Agreement”):

     Pursuant to Section 10.1(c)(i) of the Warrant Agreement, as a result of the adjustment to the conversion price of the outstanding Series B Cumulative Convertible Preferred Stock of Nexell Therapeutics Inc. (the “Company”) on October 31, 2002, to $.09 per share, the exercise price for the Warrants, which had been $5.105 per share, has been adjusted to $.2364 per share, and the number of shares of common stock of the Company for which each outstanding Warrant is exercisable has been adjusted from .2938 of a share to 6.34 shares.

     Please also be advised that on October 16, 2002, the Board of Directors of the Company adopted a Plan of Complete Liquidation and Dissolution of the Company (the “Plan”). Please note that it is anticipated that on or about December 23, 2002 there will be a one time cash distribution to common stockholders of record (other than Baxter Healthcare Corporation and its affiliates) as of December 18, 2002 (the “Record Date”) of $.05 per share (the “Distribution”).

     Holders of Warrants will not receive the Distribution unless prior to the Record Date they exercise the Warrants. However, the current exercise price of $.2364 is significantly in excess of the $.05 per share to be distributed in the Distribution.

     It is anticipated that the Company will file a Certificate of Dissolution with the Delaware Secretary of State on or about December 18, 2002 and at or about the same time, close its stock transfer books. Thereafter, no further exercises under the Warrants will be permitted.

Very truly yours,
/s/	Victor W. Schmitt
Victor W. Schmitt
President, Secretary and Treasurer